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Marinas Café Chicago

Puerto Rican Cafe

Chicago, IL 60618
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
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THE PITCH
Marinas Café Chicago is seeking investment to open a brick and mortar.
First LocationExpanding LocationRenovating Location
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORAF
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OUR STORY

Eric who was born in Chicago but raised in Puerto Rico. He worked in the hospitality industry for most of h
from his grandmother's recipes.

Eric opened Marinas Cafe on March 31st, 2021 as a ghost kitchen, in the avondale area of Chicago. He nar
Food is something that brought his family and friends together no matter the occasion. He brings a new ki
class to his dishes every time he enters the kitchen.
As a Latino and a minority, he is looking forward to bringing his family traditions, recipes, and proof that ar
He is looking forward to indulging every customer's appetite with unique recipes.
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IMPOSSIBLE JIBARITO(PLANT BASED)
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OUR SERVICES

Our clients will be your everyday lunch and dinner seeker looking for something new and exciting. They als
as high quality. We will also provide the following:

Catering
Puerto Rican Cuisine-dinner menu
New Menu Item(s) every month
Latin Fusion Drinks
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MARINAS INTERIOR DESIGN CONCEPTS IDEAS WITH AN OLD SAN JUAN INSPIRED
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THE TEAM
Eric Roldan
Owner

Eric, who was born in Chicago but raised in Puerto Rico working in the hospitality industry for most of his
grandmother's recipes from a young age. After the passing of his mother, he wanted to honor her by nami
something that brought his family and friends together no matter the occasion. Eric brings a new kind of c
dishes every time he enters the kitchen. As a Latino and a minority, he is looking forward to bringing his fa
anything is possible when you dream big. He is looking forward to indulging every customer's appetite wit

Angela
Interior Designer

Angela is the Principal Designer at Forward rewind design in Chicago. She has a degree in Interior Architec
Chicago and has been working in the field for over 10 years . She Creates eco-friendly interiors with use o
She is always looking to the past for inspiration and reinventing the future of design .

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03/31/2021
Opened

Marinas Cafe was Launched as a Ghost Kitchen At the Avondale area with the address 3517 North Spauldi

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Q&A

Social Media Followers

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Build Out and Operating Capital $47,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$355,661	$391,227	$418,612	$439,542	$452,728
Cost of Goods Sold	$102,316	$112,547	$120,425	$126,446	$130,239
Gross Profit	$253,345	$278,680	$298,187	$313,096	$322,489

EXPENSES

Rent	$30,000	$30,750	$31,518	$32,305	$33,112
Utilities	$11,412	$11,697	$11,989	$12,288	$12,595
Salaries	$81,802	$89,982	$96,280	$101,093	$104,125
Insurance	$7,113	$7,290	$7,472	$7,658	$7,849
Equipment Lease	$7,800	$7,995	$8,194	$8,398	$8,607
Repairs & Maintenance	$1,700	$1,742	$1,785	$1,829	$1,874
Misc Operating Expenses	$21,000	$21,525	$22,063	$22,614	$23,179
Operating Profit	$92,518	$107,699	$118,886	$126,911	$131,148

This information is provided by Marinas Café Chicago. Mainvest never predicts or projects performance, a financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $50,000

Maximum Raise $150,000

Amount Invested $0

Investors 0

Investment Round Ends October 15, 2021

Summary of Terms

Legal Business Name Marinas café c

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.7×

Marinas Café Chicago operates with a very limited scope, offering only particular services to potential clie
changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new
Chicago competes with many other businesses, both large and small, on the basis of quality, price, locatio
in customer preference away from Marinas Café Chicago's core business or the inability to compete succe
competitors could negatively affect Marinas Café Chicago's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Marinas Café Chicago's management or vote o
decisions regarding Marinas Café Chicago. Furthermore, if the founders or other key personnel of Marinas
Café Chicago or become unable to work, Marinas Café Chicago (and your investment) could suffer substa

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Marinas Café Chicago and the key persons will have no control. Changes in assumptions or their underlyir
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th
there can be no assurance that the actual operating results will correspond to the forecasts provided here
is a newly established entity and therefore has no operating history from which forecasts could be project

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Marinas Café Chicago might need to raise more capital in the future to fund/expand operations, buy prope
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to

different decision if you had more information.

Lack of Ongoing Information

Marinas Café Chicago will be required to provide some information to investors for at least 12 months follo
information is far more limited than the information that would be required of a publicly-reporting compan
to stop providing annual information in certain circumstances.

Uninsured Losses

Although Marinas Café Chicago will carry some insurance, Marinas Café Chicago may not carry enough in
the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure agair
Therefore, Marinas Café Chicago could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Marinas Café Chicago's financial performance
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Marinas Café Chicago's management will coincide: you b
as successful as possible. However, your interests might be in conflict in other important areas, including
Chicago to act conservative to make sure they are best equipped to repay the Note obligations, while Mar
spend aggressively to invest in the business. You would like to keep the compensation of managers low, w
as they can.

Future Investors Might Have Superior Rights

If Marinas Café Chicago needs more capital in the future and takes on additional debt or other sources of
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Marinas Café Chicago or management), which is responsible for monitoring Marinas Caf
Marinas Café Chicago will not be required to implement these and other investor protections.

The Notes shall be subordinated to all indebtedness of Marinas Café Chicago to banks, commercial financ financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp representative will be appointed according to the procedures set forth in the Note Indenture. It's possible or that the representative will do things you believe are wrong or misguided. If an event of default has occ appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Marinas Café Chicago is still in the process of securing a location to lease, which will be necessary to con Café Chicago is unable to find and secure a location that is adequate, investors may lose some or all of the

This information is provided by Marinas Café Chicago. Mainvest never predicts or projects performance, a information. For additional information, review the official Form C filing with the Securities and Exchange C This is a preview. It will become public when you start accepting investment.

Investor Discussion

Marinas Café Chicago isn't accepting investments right now, but is trying to get a sense of how they shoul need to provide any money, and we won't be accepting money or selling securities, until all of its forms wi to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, choose.

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